NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 Third Avenue
                             New York, NY 10158-0180


                BOARD OF NEUBERGER BERMAN REAL ESTATE INCOME FUND
    CONTINUES TO RECOMMEND THAT STOCKHOLDERS REJECT UNSOLICITED TENDER OFFER

NEW YORK, NY, January 19, 2005 -- Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) announced that yesterday its Board, after careful consideration and based on the recommendation of a Special Committee comprised of independent directors, by the unanimous vote of the directors present, voted to continue to recommend that stockholders reject the unsolicited offer commenced by two trusts controlled by Stewart R. Horejsi to purchase up to 50% of the issued and outstanding shares of the Fund's common stock at a price of $19.89 per share net to the seller in cash. The Board concluded that the offer continues to represent a substantial threat to the Fund and its stockholders and that the unsolicited, partial and hostile nature of the offer and the plans for the Fund announced by the Horejsi Trusts were designed to coerce Fund stockholders to tender shares into the offer on disadvantageous terms.

      In addition, the Fund announced that yesterday its Board adopted a Rights Agreement under which all stockholders of record as of January 21, 2005 will receive rights to purchase shares of its common stock. Each right entitles the registered holder to purchase from the Fund three shares of common stock at a price equal to the par value of such shares. The rights will become exercisable 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 11.5% or more of the outstanding shares of common stock. The description and terms of the Rights are set forth in the Rights Agreement, which has been filed with the Securities and Exchange Commission. The currently outstanding rights, which were issued by the Fund on October 7, 2004 pursuant to a rights agreement adopted by the Board on September 23, 2004, will expire by their own terms on January 21, 2005.



Contact:                                        Media Contact:
Peter Sundman                                   Kerrie Cohen
Chief Executive Officer                         Lehman Brothers
Neuberger Berman Real Estate Income Fund Inc.   (212) 526-4092
(877) 461-1899


FORWARD-LOOKING STATEMENTS

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other funds, changes in government policy or regulation, inability of the Fund's investment advisor to attract or retain key employees, inability of the Fund's investment advisor to implement its investment strategy, inability of the Fund to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.